Exhibit 12
Ratio of Earnings to Fixed
Charges

	2006	2005	2004	2003	2002
Net income	$521,815	$476,993	$432,080	$395,759	$371,585
Capitalized Interest	384	749	532	186	640
Fixed Charges	42,211	33,623	33,179	39,464	17,318

Earnings	$564,410	$511,365	$465,791	$435,409	$389,543

Fixed Charges:
Interest Component of Rent Expense	10,045	8,426	7,546	8,361	5,726
Interest Expense	31,782	24,448	25,101	30,917	10,952
Capitalized Interest	384	749	532	186	640

	$42,211	$33,623	$33,179	$39,464	$17,318

Ratio of Earnings to Fixed Charges	13.4	15.2	14.0	11.0	22.5